

October 2, 2013

<u>Via E-Mail</u>
Mr. Allen West
Chief Financial Officer
P.A.M. Transportation Services, Inc.
Highway 412 West
297 Henri DeTonti Boulevard PO Box 188
Tontitown, AR 72770-0188

> **Re:** **P.A.M. Transportation Services, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 000-15057**

Dear Mr. West:

      We have reviewed your letter dated August 30, 2013, in response to the Staff's letter dated August 5, 2013 and have the following additional comment. Please revise your disclosure in future filings in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>11. Federal and State Income Tax, page 53</u>

1. We note your response to our prior comment number two. Please revise your income taxes critical accounting policy to include a summary of evidence weighed by management with respect to the deferred tax assets. Your revised disclosure should be similar in detail as provided in your response to us.

      You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

      Sincerely,

      /s/ Linda Cvrkel

      Linda Cvrkel
      Branch Chief